Exhibit 6.2
                                      LEASE



         This is a lease. This lease is dated August 1, 1996. It is a legal agreement between the Leasee and Leasor to lease the property described below. The word "Leasor" is used in this lease to mean Erick Ortiz and the Leasor's address is 18660 Highview Avenue S., Lakeville, MN 55044.

         The word "Leasee" as used in this lease means Global - Chase Industries, Inc., corporate headquarters (320 East Main Street, Anoka, MN 55303).

         This lease is a legal contract that can be enforced in court against the Leasor or the Leasee if either one of them does not comply with this lease.

1. DESCRIPTION OF PROPERTY. The Property is located at RR#3, Elk River, MN 55330, in the County of Sherburne, State of Minnesota.

2. TERM, AMOUNT AND PAYMENT OF LEASE. This lease is for a term of 36 months beginning on August 1, 1996. The lease payment for the property is: the first 120 days - no charge; next 8 months - $3,850.00; next 12 months - $4,850.00; and next 12 months - $5,850.00. The lease payment for each month must be paid before the 10th of each month. A 10% late fee will be assessed after the 10th of each month which will be assessed and due payable by the next month's lease payment.

3. CONDITION OF LEASE. This lease will be for the full use of the 30' x 30' (main) shop building and its two out-storage buildings.

4.       INVENTORY.  This lease use is for a fully-equipped shop:
         a.       Hand tools
         b.       Supplies
         c.       Equipment
         d.       Miscellaneous materials for product use

5. INVENTORY OF TOOLS AND EQUIPMENT. All tools and equipment on-hand, of which is approximately $20,000, shall be inventoried by December 1, 1996, when first lease payment is due. This inventory shall be acknowledged and agreed to by all parties.

6. SUPPLIES AND MATERIALS. All supplies and materials on-hand, of which is approximately $12,000, shall be inventoried by December 1, 1996, when first lease payment is due. This inventory shall be acknowledged and agreed to by all parties. Any portion used of this inventory shall be billed quarterly and paid within 30 days of receipt of such invoice. When lease is terminated, the final invoice for inventory used shall be due and payable within 30 days of lease expiration or termination date.

7. CARE OF EQUIPMENT. Equipment will be properly cared for and maintained. If lost, broken, or damaged, it will be replaced or repaired to the satisfaction of the Leasor. If Leasor has to replace or repair any equipment, associated costs will be billed and due within 30 days of such invoice or may be added to the next month's lease payment.

8. MAINTENANCE OF BUILDING. While the building is under the terms of this lease, the Leasee will properly maintain said structure in a safe and orderly condition in and around all buildings (common areas).

9. UTILITIES AND INSURANCE. All utilities and insurance that occur while the Leasee has use of the building, shall be paid for by the Leasee during the term of the lease.

10. VACATING PREMISES. If the Leasee vacates the premises prior to termination of the lease, or without a written lease termination signed by the Leasor, lease payments shall continue in force at the expense of the Leasee along with any basic utilities, insurances, or miscellaneous associated costs that occur in keeping the building and its equipment in properly maintained condition until such time as the leasor can re-establish a lease with a new Leasee.

11. RIGHT OF ENTRY. Leasor and Leasee's agents may enter the property at reasonable hours to repair or inspect the property and perform any work that Leasor decides is necessary. In addition, the Leasor may show the property to possible or new Leasees at reasonable hours during the last 30 days of the lease term. Except in the case of an emergency, Leasor shall give Leasee reasonable notice before entering the property.

12. ASSIGNMENT AND SUBLETTING. Leasee may not assign this lease, lease the property to anyone else; sublet; sell this lease or permit any other person to use the property without the prior written consent of the Leasor. If Leasee does any of these things, Leasor may terminate this lease. Any assignment or sublease made without Leasor's written consent will not be effective. Leasee must get Leasor's permission each time Leasee wants to assign or sublet, Leasor's permission is good only for that specific assignment or sublease.

13. SURRENDER OF PREMISES. Leasee shall give Leasor possession of the property when this lease ends. When Leasee moves out, Leasee shall leave the property in as good a condition as it was when the lease started, with the exception of reasonable wear and tear.

14. If Leasee violates a term of this lease and Leasor does not terminate this lease or evict Leasee, Leasor may still terminate the lease and evict Leasee for any other violation of this lease. Leasor agrees that (a) Leasee will not unlawfully allow controlled substances in the buildings; and (b) the common area and building in which it is located will not be used by the Leasee or others acting under his or her control to manufacture, sell, give away, barter, deliver, exchange, distribute, or possess a controlled substance in violation of any local, state, or federal law including Minn. Stat. Chapter
152. This agreement by Leasee is not violated if a person other than Leasee possesses or allows controlled substance in the buildings or in the common areas or unless the Leasee knows or has reason to know of the activity.

15. ABANDONED PERSONAL PROPERTY. When Leasor recovers possession of the Property, then Leasor may consider Leasee's personal property on or in the property to also have been abandoned. Leasor may then dispose of the personal property in any manner that the Leasor thinks is proper. Leasor shall not be liable to Leasee for disposing of the personal property.

16. HEIRS AND ASSIGNS. The terms of this lease apply to the Leasee and Leasor. The terms of this lease also apply to any heirs or legal representatives of the Leasee or Leasor and any person to whom this lease is assigned.

LEASOR:                                              LEASEE:

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Dated: ______________________________       Dated: _____________________________